UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 32101 / May 3, 2016

In the Matter of

TÜRKIYE SINAI KALKINMA BANKASI A.Ş.

Meclis-i Mebusan Caddesi
No. 81 34427 Fındıklı
Istanbul
Turkey

(812-14514)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 GRANTING AN EXEMPTION FROM ALL PROVISIONS OF THE ACT

Türkiye Sinai Kalkinma Bankasi A.Ş. filed an application on July 14, 2015, and amendments to the application on November 25, 2015 and March 14, 2016. Applicant requested an order under section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from all provisions of the Act in connection with the offer and sale of its debt securities in the United States.

On April 6, 2016, a notice of the filing of the application was issued (Investment Company Act Release No. 32066). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by Türkiye Sinai Kalkinma Bankasi A.Ş. (File No. 812-14514) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary